April 7, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc. Registration Statement on Form S-3 Filed on February 28, 2011 File No.: 333-172483

Dear Ms. Long:

This letter is being submitted by Beazer Homes USA, Inc. in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 25, 2011 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3, filed by the Company. Beazer Homes USA, Inc. has also filed today, Pre-effective Amendment No. 1 to the Form S-3 (the “Amended S-3”) that reflects the responses provided below.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” “our” and the “Company” in the responses refer to Beazer Homes USA, Inc. and its consolidated subsidiaries.

General

1.	Please revise your registration statement, including the fee table, to separately register the preferred stock purchase rights. Refer to Question 126.09 in the Securities Act Forms Compliance and Disclosure Interpretations, which can be found on our website at http://www.sec.govidivisions/corpfin/guidance/safinterp.htrn.

Securities and Exchange Commission

April 7, 2011

Response

In response to the Staff’s comment, the fee table in the Amended S-3 has been revised to include the Series A Junior Participating Preferred Stock Purchase Rights.

Calculation of Registration Fee

2.	We note your disclosure in footnote 3 that the offering of the unsold securities from your registration statement on Form S-3, filed with the Securities and Exchange Commission on November 13, 2009 (file number 333-163110), “is deemed to be terminated as of the filing of this Registration Statement.” Please note that, to terminate the offering of the unsold securities, you must file a post-effective amendment to the prior registration statement to de-register the unsold securities. In the alternative, instead of terminating the offering, you may wish to consider the viability of carrying forward the unsold securities and the related registration fee in reliance on Rule 429 of Regulation C.

Response

Footnote 3 to the fee table has been revised and additional disclosure has been added below the footnotes to the fee table in the Amended S-3 to reflect that the Company intends to carry forward the value of the unsold securities in reliance on Rule 429 of Regulation C.

Undertakings, page 11-17

3.	Please tell us what consideration you gave to including the Regulation S-K Item 512(c) undertaking.

Response

At the time of the initial filing of the registration statement, we did not anticipate using the registration statement for warrant or rights offerings to existing stockholders. However, we have included the Item 512(c) undertaking in the Amended S-3 to provide us with additional flexibility in connection with the issuance of the securities being registered thereby.

Exhibit 5.1

4.	Please file a revised legal opinion in which counsel opines as to the legality of the preferred stock purchase rights and the units.

Securities and Exchange Commission

April 7, 2011

Response

In response to the Staff’s comment, Exhibit 5.1 has been revised in the Amended S-3 to include an opinion as to the validity of the Series A Junior Participating Preferred Stock Purchase Rights and the units.

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In preparing our response to the Staff’s comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 7, 2011

Please direct any further questions or comments you may have regarding the Registration Statement or the Amended S-3 to me at (770) 829-3728.

Sincerely,

BEAZER HOMES USA, INC.

By:	/s/ Kenneth F. Khoury
Kenneth F. Khoury Executive Vice President, General Counsel and Secretary

cc:	Jessica L. Dickerson, Securities and Exchange Commission, Staff Attorney